February 23, 2007

VIA ELECTRONIC MAIL

Securities and Exchange Commission
Station Place
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549-7010
Attention:   Mr. David Link

      Re:   Symmetry Holdings Inc.

Dear Mr. Link:

        As discussed with you today, attached please find enclosed herewith a copy of our draft response letter responding to the letter dated February 22, 2007 to Symmetry Holdings Inc. (“Symmetry”), together with pages reflecting changes to Amendment No. 8 of the Registration Statement on Form S-1 that we propose including in Amendment No. 9 to the Registration Statement on Form S-1. We have included both marked and unmarked pages for your convenience.

        We look forward to speaking with you at your earliest convenience. Accordingly, we would like to schedule a conference call with you later this afternoon. Please contact me at 203-351-8107 or by email rhedin@kelleydrye.com to schedule the call. Thank you.

Sincerely, /s/ Randi-Jean G. Hedin Randi-Jean G. Hedin

Enclosures

cc:	Ms. M. Cathey Baker, SEC

February __, 2007

Securities and Exchange Commission
Station Place
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549-7010

Attention:   Mr. John Reynolds
                     Assistant Director
                     Ms. Cathey Baker

Re: Symmetry Holdings Inc. Amendment No. 8 to the Registration Statement on Form S-1 File No. 33-135353 Filed February 20, 2007

   Ladies and Gentlemen:

        On behalf of Symmetry Holdings Inc. (“Symmetry” or the “Company”), set forth below is the Company’s response to your letter of comment dated February 22, 2007 to Mr. Corrado De Gasperis, Chief Executive Officer of the Company. The numbered responses of the Company and related captions contained in this letter correspond to the numbered paragraphs and related captions in the letter of comment. For your convenience, we have repeated each comment below followed by the Company’s response thereto.

General

            1.   We note your response to comment 1 of our letter dated February 21, 2007. Please revise to provide appropriate disclosure regarding the reasons for this change in the conversion rights up to 29.99999% so that investors can understand the company’s position when making an investment. Also revise your additional risk factors to indicate the maximum number of shares that can be converted and the maximum amount of funds that may be paid upon conversion. Additionally, clarify in the risk factor that the conversion percentage of up to 29.99999% is different from the terms of a traditional SPAC.

Securities and Exchange Commission
February ___, 2007

        We have been advised by the Company that it decided to change the maximum conversion percentage after meeting with over 70 potential investors and after a review of the current market trends in special purpose acquisition companies’ conversion rights. We have been advised by the Company that it believes that its maximum conversion percentage will provide greater alternatives to its investors in the management of their investment in Symmetry. Specifically, the larger maximum conversion percentage will allow a greater percentage of public stockholders to exercise their conversion rights while increasing the probability that the initial business combination will be approved, thereby benefiting those public stockholders who wish to remain long-term investors in the Company as an operating company subsequent to its initial business combination. Accordingly, the Company has revised its disclosure on pages __and ______to address this issue. The Company has further complied with this comment by revising the disclosure on pages __, ___ and ___.

Directed unit program, page 9

            2.   Please revise the “Directed unit program” disclosure on page 9 to indicate that partners and employees of Kelley Drye & Warren may purchase in the directed unit program.

        The Company has complied with this comment by revising the disclosure on pages ___ and ___ to indicate that Mr. Barker and other partners and employees of Kelley Drye & Warren LLP may purchase units in the directed unit program.

Legal Matters, page 112

            3.   We note your added disclosure indicating that partners and employees of Kelley Drye & Warren LLP may purchase units in the directed unit program. Please revise to indicate the maximum number of units that the partners and employees of Kelley Drye & Warren may purchase in the directed unit program. Please state that the units will be sold on the same terms as the units offered to the public stockholders.

        The Company has added disclosure indicating that Mr. Barker and other partners and employees of Kelley Drye & Warren LLP may purchase up to 35,000 units in the directed unit program and that such units will be sold on the same terms as the units offered to the public stockholders. Accordingly, the Company has complied with this comment by revising the disclosure on pages __ and __.

Securities and Exchange Commission
February ___, 2007

        Please contact the undersigned at (203) 351-8107 with any questions you may have regarding the foregoing.

Very truly yours,

Randi-Jean G. Hedin

Enclosures

cc:    Mr. Corrado De Gasperis
         Mr. Michael Karney, Branch Chief
         Mr. Paul Belvin, Associate Director

AMEX symbols for our:
Units:	SHJ-U
Common Stock:	SHJ
Warrants:	SHJ-WS
Private placement warrants:

Certain of our existing stockholders intend to purchase an aggregate of 4,166,667 warrants from us in a private placement, which will be completed prior to the closing of this offering, for an aggregate purchase price of $3,750,000. These private placement warrants will be identical to the public warrants, except as otherwise necessary to reflect the fact that they will be sold in a private placement, permit delivery of unregistered shares upon exercise and permit net cashless exercise so as to, among other reasons, permit tacking of holding periods under Rule 144. Subject to limited exceptions (such as a transfer to relatives and trusts and controlled entities for estate and tax planning purposes, and upon death), these private placement warrants will not be transferable until we consummate our initial business combination. The underwriters will not be entitled to any underwriting discounts or commissions on the sale of these private placement warrants.

Directed unit program:

This offering includes a directed unit program under which up to 187,500 units will be offered for sale to persons who are our directors, officers and existing stockholders and their family and friends. No offers have yet been made to any such persons. Other than directors, officers and existing stockholders, no other potential participants have yet been identified. Our officers and directors will provide the names of potential participants to GunnAllen Financial, Inc. and CIBC World Markets Corp., who will make offers, if any, pursuant to this prospectus and will administer the directed unit program in the United States and Canada, respectively. One of our directors and existing stockholders, Mr. Barker, is a partner of Kelley Drye & Warren LLP. Certain legal matters in connection with the securities offered hereby will be passed upon for us by Kelley Drye & Warren LLP, New York, New York and Stamford, Connecticut. Mr. Barker and other partners and employees of Kelley Drye & Warren LLP may purchase up to 35,000 units in the directed unit program. All units offered under the directed unit program will be offered and sold on the same terms as the units offered to public stockholders by this prospectus. The units will be identical in all respects to the units offered to the public. Any such units purchased by participants in the directed unit program, including our existing stockholders, will be entitled to

•	upon a minimum of 30 days’ prior written notice of redemption; and
•

if, and only if, the last sales price of our common stock equals or exceeds $11.00 per share for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption.

AMEX symbols for our:
Units:	SHJ-U
Common Stock:	SHJ
Warrants:	SHJ-WS
Private placement warrants:

Certain of our existing stockholders intend to purchase an aggregate of 4,166,667 warrants from us in a private placement, which will be completed prior to the closing of this offering, for an aggregate purchase price of $3,750,000. These private placement warrants will be identical to the public warrants, except as otherwise necessary to reflect the fact that they will be sold in a private placement, permit delivery of unregistered shares upon exercise and permit net cashless exercise so as to, among other reasons, permit tacking of holding periods under Rule 144. Subject to limited exceptions (such as a transfer to relatives and trusts and controlled entities for estate and tax planning purposes, and upon death), these private placement warrants will not be transferable until we consummate our initial business combination. The underwriters will not be entitled to any underwriting discounts or commissions on the sale of these private placement warrants.

Directed unit program:

This offering includes a directed unit program under which up to 187,500 units will be offered for sale to persons who are our directors, officers and existing stockholders and their family and friends. No offers have yet been made to any such persons. Other than directors, officers and existing stockholders, no other potential participants have yet been identified. Our officers and directors will provide the names of potential participants to GunnAllen Financial, Inc. and CIBC World Markets Corp., who will make offers, if any, pursuant to this prospectus and will administer the directed unit program in the United States and Canada, respectively. One of our directors and existing stockholders, Mr. Barker, is a partner of Kelley Drye & Warren LLP. Certain legal matters in connection with the securities offered hereby will be passed upon for us by Kelley Drye & Warren LLP, New York, New York and Stamford, Connecticut. Mr. Barker and other partners and employees of Kelley Drye & Warren LLP may purchase up to 35,000 units in the directed unit program. All units offered under the directed unit program will be offered

It is our intention in every case to structure and consummate an initial business combination only if our public stockholders owning up to 29.99999% of the shares of common stock underlying the units offered by this prospectus have the right and ability to exercise their conversion rights as presently contained in our amended and restated certificate of incorporation. Our officers and directors view the foregoing conditions as terms of the securities offered by this prospectus under the federal securities laws and obligations to our stockholders. Additionally, our officers and directors have agreed not to take any action to modify or waive, and will vote their shares against any amendments to, the provisions in our amended and restated certificate of incorporation containing such conditions. Our maximum conversion percentage of 29.99999% is greater than the maximum conversion percentage of similarly structured development stage companies, the majority of which provide for a maximum conversion percentage of 19.99999%. We believe that our maximum conversion percentage will provide greater alternatives to our public stockholders in the management of their investment in us. Our maximum conversion percentage will allow a greater percentage of public stockholders to exercise their conversion rights while also increasing the probability that the initial business combination will be approved to the benefit of those public stockholders who wish to remain long-term investors in us as an operating company subsequent to our initial business combination.

Conversion rights for public

stockholders voting to reject a

business combination:

If our initial business combination is approved and consummated, our public stockholders voting against such combination will be entitled to convert their shares of common stock. In order to be eligible to exercise their conversion rights, a public stockholder must:

•	vote against the initial business combination; and

•	prior to or contemporaneously with their vote against such combination affirmatively exercise their conversion right.

Public stockholders so entitled to exercise their conversion rights will be entitled to convert their shares of common stock into cash at a conversion price equal to a pro rata share of the amount held in the trust account, including underwriting discounts and commissions deposited and interest earned on amounts held in the trust account (net of taxes payable on such interest and the rights of creditors to funds held in the trust account, if any), calculated as of the close of business on the second business day prior to the consummation of our initial business combination. Any request for conversion may be withdrawn at any time up to the date of the meeting of

•	a majority of the shares of common stock voted by the public stockholders are voted in favor of such combination; and

•

public stockholders owning no more than 29.99999% of the shares of common stock included in the units offered by this prospectus both vote against such combination and properly exercise their conversion rights.

It is our intention in every case to structure and consummate an initial business combination only if our public stockholders owning up to 29.99999% of the shares of common stock underlying the units offered by this prospectus have the right and ability to exercise their conversion rights as presently contained in our amended and restated certificate of incorporation. Our officers and directors view the foregoing conditions as terms of the securities offered by this prospectus under the federal securities laws and obligations to our stockholders. Additionally, our officers and directors have agreed not to take any action to modify or waive, and will vote their shares against any amendments to, the provisions in our amended and restated certificate of incorporation containing such conditions. Our maximum conversion percentage of 29.99999% is greater than the maximum conversion percentage of similarly structured development stage companies, the majority of which provide for a maximum conversion percentage of 19.99999%. We believe that our maximum conversion percentage will provide greater alternatives to our public stockholders in the management of their investment in us. Our maximum conversion percentage will allow a greater percentage of public stockholders to exercise their conversion rights while increasing the probability that the initial business combination will be approved to the benefit of those public stockholders who wish to remain long-term investors in us as an operating company subsequent to our initial business combination.

Conversion rights for public

stockholders voting to reject a

business combination:

If our initial business combination is approved and consummated, our public stockholders voting against such combination will be entitled to convert their shares of common stock. In order to be eligible to exercise their conversion rights, a public stockholder must:

•	vote against the initial business combination; and

•	prior to or contemporaneously with their vote against such combination affirmatively exercise their conversion right.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should consider carefully all of the risks described below, together with the other information contained in this prospectus, before purchasing our securities. The risks and uncertainties described below may also impair us or affect your investment. If any of the following or other additional risks actually occur, the trading price of our securities could decline and you could lose all or part of your investment.

Risks Associated with Our Business

We are a development stage company with no operating business and, accordingly, you will have no basis upon which to evaluate our ability to achieve our business objective.

We are a recently incorporated company, with nominal assets and without an operating business or results therefrom to date. Since we do not have an operating history, you will have no basis upon which to evaluate our ability to achieve our business objective. We have not identified or been provided with the identity of, or had any direct or indirect contact with, a target business. No person acting on our behalf has taken any direct or indirect measures to identify or contact a target business. We have not been approached by a third party offering any target business to us. We will not generate any revenues until, at the earliest, after the consummation of our initial business combination. We cannot assure you as to when or if our initial business combination will occur.

We may not be able to consummate our initial business combination within the required time frame, in which case, we would be forced to dissolve and liquidate.

We must consummate an initial business combination with one or more operating businesses whose fair market value is, either individually or collectively, equal to at least 80% of our net assets (excluding deferred underwriting discounts and commissions held in the trust account in the amount of $6,000,000 (or $6,900,000, if the underwriters’ over-allotment option is exercised in full)) at the time of the execution of the definitive agreement for the acquisition within 15 months after the consummation of this offering (or within 24 months after the consummation of this offering, if a letter of intent, agreement in principle or a definitive agreement has been executed within 15 months after the consummation of this offering). If we fail to consummate our initial business combination within the required time frame, we will be forced to dissolve and liquidate. We may not be able to find a suitable target business within the required time frame. We have not identified or been provided with the identity of and no person acting on our behalf has taken any direct or indirect measures to identify or contact, any target business. We have not had, nor has any person on our behalf had, any discussions (formal or informal) or negotiations, or conducted due diligence evaluations and/or similar activities, whether directly or indirectly, with any target company. We have not been approached by a third party offering any target business to us. We do not have a specific business combination under consideration. We cannot assure you as to when or if our initial business combination will occur.

The ability of our stockholders to exercise their conversion rights may not allow us to consummate the most desirable business combination or optimize our capital structure.

When we seek stockholder approval of our initial business combination, we will offer each public stockholder (other than our existing stockholders) the right to have his, her or its shares of common stock converted to cash if the stockholder votes against our initial business combination and our initial business combination is approved and consummated. Such holder must both vote against such business combination and then exercise his, her or its conversion rights to receive a pro rata share of the trust account. Our maximum conversion percentage of 29.99999% is greater than the maximum conversion percentage of similarly structured development stage companies, the majority of which provide for a maximum conversion percentage of 19.99999%. If public stockholders holding the maximum number of shares which may be converted, an aggregate of approximately 5,624,999 shares (or approximately 6,468,749 shares, if the underwriters’ over-allotment option is exercised in full), properly exercise their conversion rights, the trust account would be required to disburse to them an aggregate of approximately $43,109,986 (or $49,657,483, if the underwriters’ over-allotment option is exercised in full), at a conversion price of $7.66 per share (or $7.68, if the underwriters’ over-allotment option is exercised in full) (in each case, before taking into account interest earned on proceeds held in the trust account, taxes payable on such interest and rights of creditors to funds held in the trust account, if any). Accordingly, if our business combination requires us to use substantially all of our cash to pay the purchase price, because we will not know how many stockholders may exercise such conversion rights, we may either need to reserve part of the trust account for possible payment upon such conversion, or we may need to arrange third party financing to help fund our business combination in case a larger percentage of stockholders exercise their conversion rights than we expect. Therefore, we may not be able to consummate a business combination that requires us to use all of the funds held in the trust account as part of the purchase price, or we may end up having to incur an amount of leverage that is not optimal for our business combination. This may limit our ability to effectuate the most attractive business combination available to us.

We may be unable to obtain additional financing, if required, to complete a business combination or to fund the operations and growth of an acquisition target, which could compel us to restructure or abandon a particular business combination.

Since we have not yet identified or approached any prospective acquisition target, we cannot ascertain the capital requirements for any particular business combination. If the net proceeds of this offering prove to be insufficient, because of the size of our initial business combination or because a significant number of shares have been converted into cash, we may be required to seek additional ~~financial~~financing through the issuance of equity or debt securities or other financing arrangements. We cannot assure you that such financing will be available on acceptable terms, if at all. To the extent that additional financing proves to be unavailable when needed to consummate a particular business combination, we may be compelled to restructure or abandon that particular business combination and seek alternative acquisition targets. In addition, if we complete a business combination, we may require additional financing to fund the operations or growth of acquisition target. The failure to secure additional financing could have a material adverse effect on the continued development or growth of our combined business or businesses. None of our officers, directors or stockholders is required to provide any financing to us in connection with or after the consummation of a business combination.

~~The ability of our stockholders to exercise their conversion rights may not allow us to consummate the most desirable business combination or optimize our capital structure.~~

~~When we seek stockholder approval of our initial business combination, we will offer each public stockholder (other than our existing stockholders) the right to have his, her or its shares of common stock converted to cash if the stockholder votes against our initial business combination and our initial business combination is approved and consummated. Such holder must both vote against such business combination and then exercise his, her or its conversion rights to receive a pro rata share of the trust account. Accordingly, if our business combination requires us to use substantially all of our cash to pay the purchase price, because we will not know how many stockholders may exercise such conversion rights, we may either need to reserve part of the trust account for possible payment upon such conversion, or we may need to arrange third party financing to help fund our business combination in case a larger percentage of stockholders exercise their conversion rights than we expect. Therefore, we may not be able to consummate a business combination that requires us to use all of the funds held in the trust account as~~

~~part of the purchase price, or we may end up having to incur an amount of leverage that is not optimal for our business combination. This may limit our ability to effectuate the most attractive business combination available to us.~~

If we are forced to distribute the funds held in the trust account before consummating our initial business combination, our public stockholders may receive less than $8.00 per share upon distribution of amounts held in the trust account and our remaining assets distributable to them and our warrants will expire worthless.

If we fail to consummate our initial business combination within the time period and on the terms described in this prospectus and thereafter distribute to the public stockholders the amount held in the trust account and our remaining assets distributable to them, the total amount distributable per share may be less than $8.00 because of the expenses related to this offering, and our corporate, general and administrative expenses, including expenses relating to identifying a potential target company. Although all of the principal amount of the proceeds deposited in the trust account will be available for distribution to our public stockholders in accordance with our plan of distribution (unless reduced by the payment of third party claims), the interest on such principal sum available for distribution will be reduced by such amount as may be necessary to pay taxes on such interest income.

If we do not consummate an initial business combination within the time period and terms described in this prospectus and we are required to dissolve and liquidate, we anticipate that our liquidation will occur pursuant to Section 281(b) of the Delaware General Corporation Law and, in that event, our board of directors will be required under Section 281(b) to adopt a plan of distribution pursuant to which we shall pay or make reasonable provision to pay all of our existing claims and obligations, all of our contingent, conditional or unmatured contractual claims, all claims against us that are the subject of a pending suit, and all claims against us that are likely to arise or become known within 10 years after our dissolution. Our remaining assets shall be reduced by amounts we pay, or reserve to pay, for all of our liabilities and obligations. These liabilities and obligations include our expenses arising during our remaining existence and the costs of our dissolution and liquidation. The costs of our dissolution and liquidation are expected to consist of the preparation of a plan of distribution and the approval of that plan and our dissolution by our board of directors, the submission thereof to a vote by our stockholders (including the preparation of the proxy statement, the engagement of proxy solicitation firms and the conduct of a special meeting of stockholders), our continuing public reporting obligations, including the services of our counsel and independent public accounting firm, and the winding up of our affairs, including legal fees that we may incur in the event of disputes with any claimants or creditors. We estimate that our total costs and expenses for implementing and completing our dissolution and our plan of distribution will be in the range of $75,000 to $100,000.

We intend to manage our expenses to provide that there will be sufficient funds available out of our remaining assets not held in trust to fund these expenses and our other liabilities and obligations. We cannot assure you that there will be sufficient remaining assets to cover our liabilities and obligations. In addition, claims of third parties may have priority over the funds so distributable (including the funds held in the trust account), which may further decrease the amount distributed to the public stockholders. To the extent that there are neither sufficient remaining assets nor a valid claim against the trust, then such liabilities and obligations may remain unsatisfied. Furthermore, the warrants will expire worthless if we liquidate before the consummation of our initial business combination.

Because there are numerous companies with a business plan similar to ours seeking to consummate an initial business combination, it may be more difficult for us to do so.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should consider carefully all of the risks described below, together with the other information contained in this prospectus, before purchasing our securities. The risks and uncertainties described below may also impair us or affect your investment. If any of the following or other additional risks actually occur, the trading price of our securities could decline and you could lose all or part of your investment.

Risks Associated with Our Business

We are a development stage company with no operating business and, accordingly, you will have no basis upon which to evaluate our ability to achieve our business objective.

We are a recently incorporated company, with nominal assets and without an operating business or results therefrom to date. Since we do not have an operating history, you will have no basis upon which to evaluate our ability to achieve our business objective. We have not identified or been provided with the identity of, or had any direct or indirect contact with, a target business. No person acting on our behalf has taken any direct or indirect measures to identify or contact a target business. We have not been approached by a third party offering any target business to us. We will not generate any revenues until, at the earliest, after the consummation of our initial business combination. We cannot assure you as to when or if our initial business combination will occur.

We may not be able to consummate our initial business combination within the required time frame, in which case, we would be forced to dissolve and liquidate.

We must consummate an initial business combination with one or more operating businesses whose fair market value is, either individually or collectively, equal to at least 80% of our net assets (excluding deferred underwriting discounts and commissions held in the trust account in the amount of $6,000,000 (or $6,900,000, if the underwriters’ over-allotment option is exercised in full)) at the time of the execution of the definitive agreement for the acquisition within 15 months after the consummation of this offering (or within 24 months after the consummation of this offering, if a letter of intent, agreement in principle or a definitive agreement has been executed within 15 months after the consummation of this offering). If we fail to consummate our initial business combination within the required time frame, we will be forced to dissolve and liquidate. We may not be able to find a suitable target business within the required time frame. We have not identified or been provided with the identity of and no person acting on our behalf has taken any direct or indirect measures to identify or contact, any target business. We have not had, nor has any person on our behalf had, any discussions (formal or informal) or negotiations, or conducted due diligence evaluations and/or similar activities, whether directly or indirectly, with any target company. We have not been approached by a third party offering any target business to us. We do not have a specific business combination under consideration. We cannot assure you as to when or if our initial business combination will occur.

The ability of our stockholders to exercise their conversion rights may not allow us to consummate the most desirable business combination or optimize our capital structure.

When we seek stockholder approval of our initial business combination, we will offer each public stockholder (other than our existing stockholders) the right to have his, her or its shares of common stock converted to cash if the stockholder votes against our initial business combination and our initial business combination is approved and consummated. Such holder must both vote against such business combination and then exercise his, her or its conversion rights to receive a pro rata share of the trust account. Our maximum conversion percentage of 29.99999% is greater than the maximum conversion percentage of similarly structured development stage companies, the majority of which provide for a maximum conversion percentage of 19.99999%. If public stockholders holding the maximum number of shares which may be converted, an aggregate of approximately 5,624,999 shares (or approximately 6,468,749 shares, if the underwriters’ over-allotment option is exercised in full), properly exercise their conversion rights, the trust account would be required to disburse to them an aggregate of approximately $43,109,986 (or $49,657,483, if the underwriters’ over-allotment option is exercised in full), at a conversion price of $7.66 per share (or $7.68, if the underwriters’ over-allotment option is exercised in full) (in each case, before taking into account interest earned on proceeds held in the trust account, taxes payable on such interest and rights of creditors to funds held in the trust account, if any). Accordingly, if our business combination requires us to use substantially all of our cash to pay the purchase price, because we will not know how many stockholders may exercise such conversion rights, we may either need to reserve part of the trust account for possible payment upon such conversion, or we may need to arrange third party financing to help fund our business combination in case a larger percentage of stockholders exercise their conversion rights than we expect. Therefore, we may not be able to consummate a business combination that requires us to use all of the funds held in the trust account as part of the purchase price, or we may end up having to incur an amount of leverage that is not optimal for our business combination. This may limit our ability to effectuate the most attractive business combination available to us.

We may be unable to obtain additional financing, if required, to complete a business combination or to fund the operations and growth of an acquisition target, which could compel us to restructure or abandon a particular business combination.

Since we have not yet identified or approached any prospective acquisition target, we cannot ascertain the capital requirements for any particular business combination. If the net proceeds of this offering prove to be insufficient, because of the size of our initial business combination or because a significant number of shares have been converted into cash, we may be required to seek additional financing through the issuance of equity or debt securities or other financing arrangements. We cannot assure you that such financing will be available on acceptable terms, if at all. To the extent that additional financing proves to be unavailable when needed to consummate a particular business combination, we may be compelled to restructure or abandon that particular business combination and seek alternative acquisition targets. In addition, if we complete a business combination, we may require additional financing to fund the operations or growth of acquisition target. The failure to secure additional financing could have a material adverse effect on the continued development or growth of our combined business or businesses. None of our officers, directors or stockholders is required to provide any financing to us in connection with or after the consummation of a business combination.

If we are forced to distribute the funds held in the trust account before consummating our initial business combination, our public stockholders may receive less than $8.00 per share upon distribution of amounts held in the trust account and our remaining assets distributable to them and our warrants will expire worthless.

If we fail to consummate our initial business combination within the time period and on the terms described in this prospectus and thereafter distribute to the public stockholders the amount held in the trust account and our remaining assets distributable to them, the total amount distributable per share may be less than $8.00 because of the expenses related to this offering, and our corporate, general and administrative expenses, including expenses relating to identifying a potential target company. Although all of the principal amount of the proceeds deposited in the trust account will be available for distribution to our public stockholders in accordance with our plan of distribution (unless reduced by the payment of third party claims), the interest on such principal sum available for distribution will be reduced by such amount as may be necessary to pay taxes on such interest income.

19.99999%. ~~Accordingly,~~We believe that our maximum conversion percentage will provide greater ~~flexibility to our~~alternatives to our public stockholders in the management of their investment in us. Our maximum conversion percentage will allow a greater percentage of public stockholders to exercise their conversion rights while ~~also~~ increasing the probability that the initial business combination will be approved to the benefit of those public stockholders who wish to remain long-term investors in us as an operating company subsequent to our initial business combination.

Pursuant to our amended and restated certificate of incorporation, our existing stockholders do not have the right to convert any of their shares of common stock owned prior to this offering into a pro rata share of the trust account prior to an initial business combination and because they have agreed to vote all of their shares of common stock, including any shares that they may acquire through the directed unit program, in the same way as the majority of the shares of common stock voted by the public stockholders, effectively they will not have the right to convert shares of common stock included in the units purchased by them in the offering. Our existing stockholders will agree not to purchase any shares of common stock in any open market transactions after this offering and prior to the consummation of our initial business combination.

Liquidation if no business combination. If we do not consummate our initial business combination within 15 months after the closing of this offering, or within 24 months after such closing if a letter of intent, agreement in principle or definitive agreement has been executed within 15 months after consummation of this offering, then, upon the expiration of such period:

•	our corporate purposes and powers will immediately be limited to actions and activities relating to dissolution and winding up our affairs, including liquidation, and we will not be able to engage in any other business activities;

•	our board of directors will be required to adopt, not later than 15 days after such expiration, a resolution pursuant to Section 275(a) of the Delaware General Corporation Law finding our dissolution advisable, to call a special meeting of stockholders to vote on such dissolution and to solicit votes of stockholders in favor of such dissolution; and

•	our board of directors will be required, as promptly thereafter as possible, to cause notice of adoption of such resolution, notice of such special meeting and a proxy statement in respect of such meeting and solicitation to be filed with the SEC and sent to stockholders as required by and in accordance with the Delaware General Corporation Law, including Section 275(a), and federal securities laws.

In addition, if we file an initial proxy statement seeking approval from our stockholders to consummate an initial business combination within 90 days of the expiration of 15 months after closing of this offering (or 24 months after such closing, if a letter of intent, agreement in principle or definitive agreement has been executed within such 15-month period and the business combination related thereto has not been consummated within such 15-month period), the initial proxy statement related to such business combination will also seek stockholder approval for our dissolution, in the event our stockholders do not approve such initial business combination.

The date on which such notices and proxy statement are sent and the date of such special meeting shall be fixed and may be thereafter changed as necessary:

•	to permit the review thereof by the SEC as required by federal securities laws and resolution of any comments it may have; and

19.99999%. We believe that our maximum conversion percentage will provide greater alternatives to our public stockholders in the management of their investment in us. Our maximum conversion percentage will allow a greater percentage of public stockholders to exercise their conversion rights while increasing the probability that the initial business combination will be approved to the benefit of those public stockholders who wish to remain long-term investors in us as an operating company subsequent to our initial business combination.

Pursuant to our amended and restated certificate of incorporation, our existing stockholders do not have the right to convert any of their shares of common stock owned prior to this offering into a pro rata share of the trust account prior to an initial business combination and because they have agreed to vote all of their shares of common stock, including any shares that they may acquire through the directed unit program, in the same way as the majority of the shares of common stock voted by the public stockholders, effectively they will not have the right to convert shares of common stock included in the units purchased by them in the offering. Our existing stockholders will agree not to purchase any shares of common stock in any open market transactions after this offering and prior to the consummation of our initial business combination.

Liquidation if no business combination. If we do not consummate our initial business combination within 15 months after the closing of this offering, or within 24 months after such closing if a letter of intent, agreement in principle or definitive agreement has been executed within 15 months after consummation of this offering, then, upon the expiration of such period:

•	our corporate purposes and powers will immediately be limited to actions and activities relating to dissolution and winding up our affairs, including liquidation, and we will not be able to engage in any other business activities;

•	our board of directors will be required to adopt, not later than 15 days after such expiration, a resolution pursuant to Section 275(a) of the Delaware General Corporation Law finding our dissolution advisable, to call a special meeting of stockholders to vote on such dissolution and to solicit votes of stockholders in favor of such dissolution; and

•	our board of directors will be required, as promptly thereafter as possible, to cause notice of adoption of such resolution, notice of such special meeting and a proxy statement in respect of such meeting and solicitation to be filed with the SEC and sent to stockholders as required by and in accordance with the Delaware General Corporation Law, including Section 275(a), and federal securities laws.

In addition, if we file an initial proxy statement seeking approval from our stockholders to consummate an initial business combination within 90 days of the expiration of 15 months after closing of this offering (or 24 months after such closing, if a letter of intent, agreement in principle or definitive agreement has been executed within such 15-month period and the business combination related thereto has not been consummated within such 15-month period), the initial proxy statement related to such business combination will also seek stockholder approval for our dissolution, in the event our stockholders do not approve such initial business combination.

The date on which such notices and proxy statement are sent and the date of such special meeting shall be fixed and may be thereafter changed as necessary:

•	to permit the review thereof by the SEC as required by federal securities laws and resolution of any comments it may have; and

Our Chief Executive Officer and President are our only full-time employees. Neither employee will be compensated for their services to us prior to the consummation of our initial business combination.

We intend to engage Kelley Drye & Warren LLP, which is affiliated with one of our directors and existing stockholders, Mr. Barker, to perform securities and corporate legal work for us, including in connection with our initial business combination, at customary hourly billing rates. Mr. Barker and other partners and employees of Kelley Drye & Warren LLP may purchase up to 35,000 units in the directed unit program. All units offered under the directed unit program will be offered and sold on the same terms as the units offered to public stockholders by this prospectus. The units will be identical in all respects to the units offered to the public. Any such units purchased by participants in the directed unit program, including our existing stockholders, will be entitled to participate in distributions from the trust account and our remaining assets following our dissolution on a pro rata basis with public stockholders. We intend to engage ILUT Srl, which is affiliated with one of our officers and directors, Dr. Lepore, to perform consulting services in connection with planning associated with the acquisition process, identifying and evaluating potential target businesses and performing due diligence, at customary hourly rates. There are no limitations that restrict us from engaging Kelley Drye & Warren LLP or ILUT Srl, each of which is affiliated with one or more of our directors, to perform such services and other customary legal and consulting services for us for customary fees and on customary terms and conditions.

Our amended and restated by-laws provide that transactions with any of our affiliates must be on terms no less favorable to us than we could obtain from unaffiliated parties and must be approved by a majority of our independent and disinterested directors (i.e., those directors that are not expected to derive any personal financial benefit from the transaction).

Other

Our officers, directors and existing stockholders may purchase units in the directed unit program. For information regarding purchases of units in this offering by our existing stockholders, see “Principal Stockholders—Existing Stockholder Participation in this Offering.”

combination is not consummated, our directors may have a conflict of interest in determining whether a particular target business is an appropriate candidate with whom to consummate our initial business combination.

The personal and financial interests of our directors and officers may influence their motivation in identifying and selecting a target business, and negotiating and consummating our initial business combination in the time period and on the terms described in this prospectus.

In general, officers and directors of a corporation incorporated under the Delaware General Corporation Law are required to present business opportunities to a corporation if:

•	the corporation could financially undertake the opportunity;
•	the opportunity is within the corporation’s line of business; and
•	it would not be fair to the corporation and its stockholders for the opportunity not to be brought to the attention of the corporation.

Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities to multiple entities. In addition, conflicts of interest may arise when our officers and directors evaluate a particular business opportunity. We cannot assure you that any of these conflicts will be resolved in our favor.

In order to minimize potential conflicts of interest which may arise from multiple corporate affiliations, our officers and directors have agreed, until the earlier of the consummation of our initial business combination, our liquidation and dissolution or such time as he is no longer an officer or a director, to present to us for our consideration, prior to presentation to any other person, any suitable opportunity to consummate a business combination involving an industrial, asset-based business which is in or is a supplier to the basic industries sector. In addition, Messrs. Playford, De Gasperis and Lepore have agreed, until the earlier of consummation of our initial business combination or our liquidation and dissolution, not to provide advisory, consulting or similar services (including service as a director) to any other person that is a competitor in the acquisition of businesses that we could also reasonably be expected to seek to acquire, as described herein and as determined by the Board of Directors, except as required by any pre-existing fiduciary or contractual arrangement.  Messrs. Playford, De Gasperis and Lepore have represented and warranted to us that they have disclosed any such fiduciary or contractual arrangements to us.

We will reimburse our existing stockholders, officers and directors for any reasonable out-of-pocket business expenses incurred by them in connection with activities on our behalf, such as identifying and investigating possible target businesses and negotiating possible business combinations. There is no limit on the amount of out-of-pocket expenses reimbursable by us, which will be reviewed only by our board of directors or a court of competent jurisdiction if such reimbursement is challenged, except that no funds held in trust may be used to reimburse such expenses.

Our Chief Executive Officer and President are our only full-time employees. Neither employee will be compensated for their services to us prior to the consummation of our initial business combination.

We intend to engage Kelley Drye & Warren LLP, which is affiliated with one of our directors and existing stockholders, Mr. Barker, to perform securities and corporate legal work for us, including in connection with our initial business combination, at customary hourly billing rates. Mr. Barker and other partners and employees of Kelley Drye & Warren LLP may purchase up to 35,000 units in the directed unit program. All units offered under the directed unit program will be offered and sold on the same terms as the units offered to public stockholders by this prospectus. The units will be identical in all respects to the units offered to the public. Any such units purchased by participants in the directed unit program, including our existing stockholders, will be entitled to participate in distributions from the trust account and our remaining assets following our dissolution on a pro rata basis with public stockholders. We intend to engage ILUT Srl, which is affiliated with one of our officers and directors, Dr. Lepore, to perform consulting services in connection with planning associated with the acquisition process, identifying and evaluating potential target businesses and performing due diligence, at customary hourly rates. There are no limitations that restrict us from engaging Kelley Drye & Warren LLP or ILUT Srl, each of which is affiliated with one or more of our directors, to perform such services and other customary legal and consulting services for us for customary fees and on customary terms and conditions.

Our amended and restated by-laws provide that transactions with any of our affiliates must be on terms no less favorable to us than we could obtain from unaffiliated parties and must be approved by a majority of our independent and disinterested directors (i.e., those directors that are not expected to derive any personal financial benefit from the transaction).

Other

Our officers, directors and existing stockholders may purchase units in the directed unit program. For information regarding purchases of units in this offering by our existing stockholders, see “Principal Stockholders—Existing Stockholder Participation in this Offering.”

Banking Commission as foreign investment funds, and the investor protection afforded to acquirers of investment fund certificates does not extend to acquirers of securities.

Investors are advised to contact their legal, financial or tax advisers to obtain an independent assessment of the financial and tax consequences of an investment in the securities.

LEGAL MATTERS

Certain legal matters in connection with the securities offered hereby will be passed upon for us by Kelley Drye & Warren LLP, New York, New York and Stamford, Connecticut. Certain legal matters in connection with the securities offered hereby will be passed upon for the underwriters by Morgan, Lewis & Bockius LLP. One of our directors and existing stockholders, Mr. Barker, is a partner of Kelley Drye & Warren LLP. See “Management” and “Principal Stockholders.” Mr. Barker and other partners and employees of Kelley Drye & Warren LLP may purchase up to 35,000 units in the directed unit program. All units offered under the directed unit program will be offered and sold on the same terms as the units offered to public stockholders by this prospectus. The units will be identical in all respects to the units offered to the public.

EXPERTS

The financial statements of Symmetry Holdings Inc. at December 31, 2006, and for the period from April 26, 2006 (date of inception) through December 31, 2006 have been audited by Miller, Ellin & Company LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion) appearing elsewhere in this prospectus and in the registration statement of which this prospectus forms a part and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to our securities described in this prospectus. References to the “registration statement” or the “registration statement of which this prospectus forms a part” mean the original registration statement and all amendments, including all schedules and exhibits. This prospectus does not contain all of the information in the registration statement because we have omitted parts of the registration statement in accordance with the rules of the SEC. Please refer to the registration statement for any information in the registration statement that is not contained in this prospectus. The registration statement is available to the public over the Internet at the SEC’s website and can be read and copied at the locations described below.

We will be required to file periodic reports, proxy statements and other information relating to our business, financial and other matters with the SEC under the Securities Exchange Act of 1934. We will make available, free of charge, on or through our web site, copies of our proxy statements, our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file them with or furnish them to the SEC. The information to be contained on our website and the website of ILUT, Srl is not a part of this prospectus. Our filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document that we file with the SEC at, and obtain a copy of any such document by mail from, the SEC’s public reference room located at 100 F Street,

LEGAL MATTERS

Certain legal matters in connection with the securities offered hereby will be passed upon for us by Kelley Drye & Warren LLP, New York, New York and Stamford, Connecticut. Certain legal matters in connection with the securities offered hereby will be passed upon for the underwriters by Morgan, Lewis & Bockius LLP. One of our directors and existing stockholders, Mr. Barker, is a partner of Kelley Drye & Warren LLP. See “Management” and “Principal Stockholders.” Mr. Barker and other partners and employees of Kelley Drye & Warren LLP may purchase up to 35,000 units in the directed unit program. All units offered under the directed unit program will be offered and sold on the same terms as the units offered to public stockholders by this prospectus. The units will be identical in all respects to the units offered to the public.

EXPERTS

The financial statements of Symmetry Holdings Inc. at December 31, 2006, and for the period from April 26, 2006 (date of inception) through December 31, 2006 have been audited by Miller, Ellin & Company LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion) appearing elsewhere in this prospectus and in the registration statement of which this prospectus forms a part and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to our securities described in this prospectus. References to the “registration statement” or the “registration statement of which this prospectus forms a part” mean the original registration statement and all amendments, including all schedules and exhibits. This prospectus does not contain all of the information in the registration statement because we have omitted parts of the registration statement in accordance with the rules of the SEC. Please refer to the registration statement for any information in the registration statement that is not contained in this prospectus. The registration statement is available to the public over the Internet at the SEC’s website and can be read and copied at the locations described below.

We will be required to file periodic reports, proxy statements and other information relating to our business, financial and other matters with the SEC under the Securities Exchange Act of 1934. We will make available, free of charge, on or through our web site, copies of our proxy statements, our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file them with or furnish them to the SEC. The information to be contained on our website and the website of ILUT, Srl is not a part of this prospectus. Our filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document that we file with the SEC at, and obtain a copy of any such document by mail from, the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549, at prescribed charges. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and its charges.